SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Subject Company)
CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Fund 3, LLC, MPF DeWaay Fund 5, LLC, MacKenzie Patterson Special Fund 5, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 181,811 units of limited partnership interest (“Units”) of Consolidated Capital Institutional Properties/2, at a price of $9.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 18, 2007 and May 18, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 18, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is Consolidated Capital Institutional Properties/2, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of December 31, 2006, 909,053.3 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is ConCap Equities, Inc. (the “General Partner”), a Delaware corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $9.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 20, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the General Partner receive 5% of gross receipts from all of the Partnership’s properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $424,000 and $420,000 for the years ended December 31, 2006 and 2005, respectively.
     The Partnership was charged management reimbursements of approximately $610,000 for the year ended December 31, 2005. During the fourth quarter of 2006, the General Partner determined that it had overcharged the Partnership for management reimbursements in 2005 by approximately $359,000. Accordingly, the General Partner reduced the outstanding accrued management reimbursements by $359,000 during the fourth quarter of 2006.
     An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $42,000, which is net of the reduction as discussed above, and $656,000 for the years ended December 31, 2006 and 2005, respectively. The portion of these reimbursements included in investment properties for the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the General Partner of approximately $43,000 and $46,000, respectively. At December 31, 2006, the Partnership owed approximately $1,240,000 for accountable administrative expenses.
     The General Partner advanced the Partnership approximately $353,000 and $38,000 during the years ended December 31, 2006 and 2005, respectively, to fund operations at the properties and capital improvements at Windemere Apartments. Interest is charged at the primate rate plus 2% (10.25% at December 31, 2006). Interest expense was approximately $231,000 and $235,000 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, approximately $3,572,000 in principal and accrued interest is owed by the Partnership to the General Partner. Subsequent to December 31, 2006 the General Partner advanced the Partnership approximately $73,000 to fund operations at one of the properties.
     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company, an affiliate of the General Partner (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability, and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the years ended December 31, 2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $210,000 and $122,000, respectively, for insurance coverage and fees associated with policy claims administration.
     In addition to its indirect ownership of the general partner’s interests in the Partnership, AIMCO and its affiliates owned 552,120.25 Units in the Partnership representing 60.74% of the outstanding Units at December 31, 2006. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 60.74% of the outstanding Units, AIMCO and its affiliates are in a position to control all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 1, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The Partnership directly purchased 130.2, 70.5 and 199.8 Units at $13.86 per Unit on March 26, 2007, March 15, 2007 and March 5, 2007, respectively. In addition, AIMCO Properties, L.P., an affiliate of the General Partner and AIMCO, initiated a tender offer for the Units on March 30, 2007, pursuant to an Offer to Purchase, dated as of March 30, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on March 30, 2007. This offer was extended by an amended tender offer for the Units on April 27, 2007, pursuant to a supplemental Offer to Purchase, dated April 27, 2007 and a related Letter to Limited Partners, copies of which were filed with the SEC on April 27, 2007. Contingent upon at least 320 unitholders remaining following the completion of its offer, AIMCO Properties, L.P. offered to buy all of the Units tendered by each limited partner at a price of $9.25 per Unit, raised from its original offer price of $6.53 per Unit. If fewer than 320 unitholders would remain following the completion of the offer, AIMCO Properties, L.P. offered to purchase up to 99% of the total number of Units so tendered by each limited partner. This tender offer will expire on May 30, 2007.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     Not applicable.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 1, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)	Letter to Unit Holders of the Partnership, dated May 1, 2007.

(b)-(h)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 1, 2007

Consolidated Capital Institutional Properties/2

By:	CONCAP EQUITIES, INC.,
(General Partner)

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President